# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coinbase Global, Inc., CIK 0001679788
CUSIP: 19260Q107
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: One Madison Avenue, Suite 2400,, New York,, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001213900-22-007375
Filed by CIK 0001851442

## Reporting persons
- Frederick Ernest Ehrsam III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,059,132; shared voting power 0; sole dispositive power 6,059,132; shared dispositive power 0; aggregate amount beneficially owned 6,059,132 (2.87% of the class)

## Item 1. Issuer
Name of issuer: Coinbase Global, Inc.
Address of issuer's principal executive offices: One Madison Avenue, Suite 2400, New York, NY 10010.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Frederick Ernest Ehrsam III (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is 201 Post Street, Floor PH, San Francisco, CA 94108.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Amendment No. 5 to Schedule 13G constitutes an exit filing for the Reporting Person. The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date of this statement, based upon 204,910,047 shares of Class A Common Stock and 45,440,396 shares of Class B Common Stock (as defined below) outstanding as of October 23, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on October 30, 2024. The information below assumes the conversion of the Class B common stock, $0.00001 par value per share ("Class B Common Stock"), of the Issuer indirectly held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Person is deemed to be the beneficial owner of 6,059,132 shares of Class A Common Stock, which includes: (i) 6,048,715 shares of Class A Common Stock issuable upon conversion of 6,048,715 shares of Class B Common Stock held by the Frederick Ernest Ehrsam III Living Trust, and (ii) 10,417 shares of Class A Common Stock held directly by the Reporting Person.

The Reporting Person disclaims beneficial ownership of Class A Common Stock and Class B Common Stock beneficially owned by the Frederick Ernest Ehrsam III Living Trust, except to the extent of his pecuniary interest therein, if any.
Percent of class: 2.87
Sole power to vote or to direct the vote: 6,059,132 (1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,059,132 (1)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Frederick Ernest Ehrsam III: /s/ Frederick Ernest Ehrsam III, Frederick Ernest Ehrsam III (01/17/2025)